Exhibit 2.3

WAIVER NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Waiver No. 1, dated as of July 18, 2019 (this “Waiver”), to the Agreement and Plan of Merger, dated as of January 3, 2019, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of June 27, 2019 (as amended, the “Agreement”), is being entered into by and among Flex Pharma, Inc., a Delaware corporation (“Parent”), Falcon Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Salarius Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”). Capitalized terms not defined herein shall have the meanings given in the Agreement.

RECITALS

WHEREAS, pursuant to Section 11.3(b) of the Agreement, a claim, power, right, privilege or remedy regarding specified provisions of the Agreement may be waived by the parties through a duly executed and delivered written instrument.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises set forth herein and for other good and valuable consideration, the receipt of which are hereby acknowledged, the undersigned parties, hereby intending to be legally bound, agree to waive any claim, power, right, privilege or remedy the are entitled to due to the other parties’ non-compliance with certain provisions of the Agreement as set forth below, such waiver being effective only for the specific instances and purposes as set forth below.

AGREEMENT

1. Waivers.

(a) Section 1.4(a) of the Agreement requires the certificate of formation of the Surviving Company to be amended and restated in its entirety to read as set forth in Exhibit D of the Agreement until amended as provided by the DLLCA and such certificate of formation. The Parties hereby waive any claim, power, right, privilege or remedy related to the satisfaction of Section 1.4(a).

(b) Section 1.6(a) of the Agreement requires Parent to provide the Company, at least ten calendar days prior to the Parent Stockholders’ Meeting, with a list that sets forth a good faith estimate of the amount of each known Liability of Parent that is individually in excess of $10,000 or in excess of $25,000 in the aggregate, which had not previously been disclosed to the Company in the Parent Disclosure Schedule. Then, within five calendar days following the Determination Date, Parent was required to deliver the Net Cash Schedule. The Company hereby waives any claim, power, right, privilege or remedy related to Parent’s noncompliance with the foregoing requirements prior to the Parent Stockholder Meeting on June 14, 2019; provided, that Parent complies with the requirements under Section 1.6 by July 18, 2019.

(c) Section 5.6(a) of the Agreement requires, effective no later than the Business Day immediately prior to the Closing Date, Parent and its Subsidiaries to terminate the employment and service of each Parent Associate. The Company hereby waives any claim, power, right, privilege or remedy related to the termination of such Parent Associates under Section 5.6(a) of the Agreement; provided, that, the Company terminates such Parent Associates’ employment effective as of the Closing Date.

(d) Section 5.6(a) of the Agreement requires Parent to use commercially reasonable efforts to cause all Terminated Parent Associate Payments to be paid and satisfied in full prior to the Closing. The Company hereby waives any claim, power, right, privilege or remedy with the foregoing requirement; provided that the Terminated Parent Associate Payments are paid and satisfied in full on or by July 31, 2019.

(e) Section 5.6(b) requires, effective no later than the day immediately preceding the Closing Date, the Parent Board of Directors to adopt resolutions to terminate (i) all Parent 401(k) Plans, and (ii) each other Parent Employee Plan. The Company hereby waives any claim, power, right, privilege or remedy related to certain specified Parent Employee Plans terminating not later than the day immediately preceding the Closing Date, including the (i) Medical plan coverage offered by Blue Cross Blue Shield through an agreement with Flex Pharma, Inc., dated as of June 1, 2014; (ii) Dental plan coverage offered by Delta Dental through an agreement with Flex Pharma, Inc., dated as of June 1, 2014; (iii) Vision plan coverage offered by MetLife through an agreement with Flex Pharma, Inc., dated as of June 1, 2016; and (iv) Group life and accidental death & dismemberment (AD&D) coverage offered by MetLife through an agreement with Flex Pharma, Inc., dated as of June 1, 2016; provided, that such specified Parent Employee Plans terminate on or by July 31, 2019.

(f) Section 5.6(b) of the Agreement requires Parent, in the event that termination of the Parent 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, to take such action as necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to the Company no later than 14 calendar days prior to the Closing Date. The Company hereby waives any claim, power, right, privilege or remedy related to Parent’s noncompliance with the foregoing requirement prior to the Parent Stockholder Meeting on June 14, 2019; provided, that Parent complies with the requirements under Section 5.6(b) by July 18, 2019.

(g) Section 5.13 of the Agreement requires the Parent Board of Directors to (unless otherwise agreed to in writing by Parent and Company) (i) set the size of the Parent Board of Directors at seven members and elect seven members, of which six shall be designated in writing by Company to Parent at least 30 calendar days prior to the Closing and one to be selected by Parent, each to serve as a member of the Parent Board of Directors, (ii) take all necessary action to appoint each of the individuals designated in writing by Company to Parent at least 30 calendar days prior to the Closing as officers of Parent to hold the offices designated by Company, and (iii) appoint certain Company Designees designated in writing by Company to Parent at least 30 calendar days prior to the Closing to the committees of the Parent Board of Directors designated by Company. The parties hereby waive any claim, power, right, privilege or remedy related to the parties’ noncompliance with the foregoing requirement prior to the Parent Stockholder Meeting on June 14, 2019; provided, that the parties comply with the requirements under Section 5.13 by July 18, 2019.

(h) Section 5.15 of the Agreement requires the Company to use commercially reasonable efforts to terminate, at or prior to the Effective Time, the Investor Agreements. Section 7.4 of the Agreement requires the termination of Investor Agreements as a condition to Parent and Merger Sub’s obligation to close. Each of Parent and Merger Sub hereby waives any claim, power, right, privilege or remedy related to the enforcement of these provisions.

2. This Waiver, together with the Agreement and all exhibits and schedules thereto, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Waiver is not intended to grant standing to any Person other than the parties hereto.

3. This Waiver shall not constitute an amendment or waiver of any provision of the Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Agreement, as amended by this Waiver, is and shall continue to be in full force and effect.

4. The provisions of Article 11 of the Agreement shall apply to this Waiver mutatis mutandis unless otherwise modified herein.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed by their respective authorized officers as of the day and year first above written.

FLEX PHARMA, INC.

By:	/s/ William McVicar
Name:	William McVicar, Ph.D.
Title:	President and Chief Executive
Officer

FALCON ACQUISITION SUB, LLC

By:	Flex Pharma, Inc.
its sole member

By:	/s/ William McVicar
Name:	William McVicar, Ph.D.
Title:	President and Chief Executive
Officer

SALARIUS PHARMACEUTICALS, LLC

By:	/s/ David J. Arthur
Name:	David J. Arthur
Title:	President and Chief Executive
Officer

[Signature Page to Waiver No. 1 to Merger Agreement]